UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 3
RETAIL VENTURES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
76128Y 10 2
(CUSIP Number)
Irwin A. Bain, Esq.
Schottenstein Stores Corporation
1800 Moler Road
Columbus, Ohio 43207
614-449-4332
With a copy to:
Robert J. Tannous, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, OH 43215
614-227-1953
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
November 15, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

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CUSIP No.	76128Y 10 2

1	Names of Reporting Person: Schottenstein Stores Corporation S.S. or I.R.S. Identification No. of Above Individual (optional): N/A

2	Check the Appropriate Box if a Member of a Group:
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds:

	OO

5	Check Box if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

	☐

6	Citizenship or Place of Organization:

	United States

	7	Sole Voting Power:

Number of		29,614,268

Shares	8	Shared Voting Power:
Beneficially
Owned by		0

Each	9	Sole Dispositive Power:
Reporting
Person		29,614,268

With:	10	Shared Dispositive Power:

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	29,614,268

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

	☐

13	Percent of Class Represented by Amount in Row (11):

	50.2%

14	Type of Reporting Person:

	CO

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CUSIP No. 76128Y 10 2

ITEM 1. Security and Issuer
     This Schedule 13D relates to the common stock, no par value (the “Shares”), of Retail Ventures, Inc., an Ohio corporation (the “Company”), whose principal executive offices are located at 3241 Westerville Road, Columbus, Ohio 43224.
ITEM 2. Identity and Background
     The corporation filing this statement is Schottenstein Stores Corporation, a Delaware corporation. The principal business of Schottenstein Stores Corporation is the holding of retail interests. Schottenstein Stores Corporation’s principal business and offices are located at 1800 Moler Road, Columbus, Ohio 43207.
     During the last five years, Schottenstein Stores Corporation has not been convicted in a criminal proceeding. During the last five years Schottenstein Stores Corporation was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration
     On September 26, 2003, Glosser Brothers Acquisition, Inc., a Delaware Corporation, acting in its capacity as the sole general partner of GB Real Estate Partnership, a Pennsylvania partnership (“GB”), with the consent of Schottenstein Stores Corporation, the sole limited partner of GB, distributed 1,260,000 shares of common stock of the Company, in accordance with the provisions of the limited partnership agreement of GB, to Schottenstein Stores Corporation.
ITEM 4. Purpose of Transaction
     On January 13, 2006, Schottenstein Stores Corporation notified the Company of its desire to exercise its registration rights pursuant to Section 2.1 and 2.3 of the Second Amended and Restated Registration Rights Agreement dated as of July 5, 2005, and demanded that the Company register pursuant to a shelf registration, all of the common stock issuable upon the exercise of the Convertible Warrants and New Term Warrants.
     The reporting persons evaluate each of their investments, including the Company and the Shares, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on current circumstances and such ongoing evaluation the reporting persons may, from time to time, acquire additional Shares, continue to own Shares or dispose of Shares at any time, in the open market or otherwise, may take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. The reporting persons reserve the right, based on all relevant factors and circumstances, to change their investment intent with

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CUSIP No. 76128Y 10 2
respect to the Company and the Shares at any time in the future, and to change their intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as to its future course of action, the reporting persons will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company’s business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to the reporting persons, any contractual obligations to which the reporting persons are now or may in the future become subject, including in respect of the financing of their ownership of the Shares or otherwise relating to its investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of the Shares and other investment alternatives. From time to time the reporting persons may enter into discussions with the Company and/or third parties, concerning their holding of the Shares and possible future extraordinary transactions involving the reporting persons and the Company and such third persons. There can be no assurance as to whether the reporting persons will take any action with respect to their ownership of the Shares, take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to the Shares or the Company, nor as to outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or the reporting persons, the terms of any transaction, or the timing or certainty of any transaction.
ITEM 5. Interest in Securities of the Issuer
(a)	Schottenstein Stores Corporation owns 29,614,268 shares of the Company’s common stock, representing 50.2% of the outstanding shares. This includes 8,333,333 shares of Common Stock issuable upon the exercise of warrants under the Second Amended and Restated Senior Loan Agreement in the principal amount of $50,000,000, $25,000,000 of which is attributable to Schottenstein Stores Corporation, within 60 days of November 15, 2007, and 1,731,460 shares of Common Stock issuable upon the exercise of warrants exercisable within 60 days of November 15, 2007, plus up to 342,709 additional shares of Common Stock pursuant to the terms of the Amended Common Stock Purchase Warrant.

(b)	Schottenstein Stores Corporation has sole power to vote and dispose of 29,614,268 shares. There is no shared power to vote, dispose, or direct the voting or disposition of shares. Jay L. Schottenstein is a director, Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation and has power to vote and dispose of shares of Schottenstein Stores Corporation held by various trusts.

(c)	There have been no transactions during the sixty days prior to November 15, 2007.

(d)	N/A.

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CUSIP No. 76128Y 10 2
(e)	N/A.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Term Loans and Term Warrants
     On June 11, 2002, Schottenstein Stores Corporation and Cerberus Partners, L.P., a Delaware limited partnership (“Cerberus”), entered into a financing agreement and agreed to a form of warrant pursuant to which (i) Schottenstein Stores Corporation and Cerberus made available to the Company two term loans (the “Term Loans”) each in the aggregate principal amount of $50,000,000 and (ii) Cerberus, the Company and Schottenstein Stores Corporation agreed to a form of warrant (the “Term Warrants”) that were issued to each of Schottenstein Stores Corporation and Cerberus in connection with the extension of credit described in clause (i) above. The Term Loans were repaid in full on July 5, 2005.
     In September, 2002, Back Bay Capital Funding LLC (“Back Bay”) purchased a portion of each of the Term Loans and Term Warrants held by Schottenstein Stores Corporation and Cerberus. In November, 2005 Millennium Partners, L.P. (“Millennium”) purchased from Back Bay the Term Warrants Back Bay had acquired from Schottenstein Stores Corporation and Cerberus. After the Millennium transaction, the Term Warrant held by Schottenstein Stores Corporation entitled it to acquire 1,388,752 shares of Company stock.
     On July 5, 2005, the Term Warrants were amended and restated to entitle Schottenstein Stores Corporation and Cerberus, respectfully, to acquire directly from the Company 1,388,752 shares of Company stock for $4.50 per share (subject to adjustment for anti-dilution) or 328,915 shares of DSW stock for $19 per share (the IPO price, subject to adjustment for anti-dilution), or a combination thereof (the “New Term Warrants”). The expiration date of the New Term Warrants is June 11, 2012. Pursuant to Section 3.01(b) of the New Term Warrants, the number of shares of Company stock issuable upon exercise by Schottenstein Stores Corporation of its New Term Warrant was increased by 342,708 shares following the issuance by the Company of shares of Company stock in connection with the conversion of certain convertible securities of the Company. Following such increase, the New Term Warrant held by Schottenstein Stores Corporation entitles it to acquire 1,731,460 shares of Company stock.

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CUSIP No. 76128Y 10 2
Senior Non-Convertible Loan and Senior Loan Warrants
     On July 5, 2005, Schottenstein Stores Corporation, Cerberus and the Company and certain of its subsidiaries and affiliates entered into a Second Amended and Restated Senior Loan Agreement (the “Senior Loan”) and a Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which replaced a preexisting loan and registration rights agreement that Schottenstein Stores Corporation, Cerberus and the Company had outstanding and pursuant to which (i) Schottenstein Stores Corporation and Cerberus made available to the Company a non-convertible term loan in the aggregate principal amount of $50,000,000 and (ii) the Company issued Schottenstein Stores Corporation and Cerberus warrants which entitle the holder to purchase from the Company either Company stock or, in the alternative, stock of DSW, Inc. (“DSW”) held by the Company (the “Senior Loan Warrants“).
     The Senior Loan Warrant held by Schottenstein Stores Corporation entitles it to acquire directly from the Company 8,333,333 shares of Company stock for $4.50 per share (subject to adjustment for anti-dilution) or 1,973,685 shares of DSW stock for $19 per share (the IPO price, subject to adjustment for anti-dilution), or a combination thereof. The Senior Loan Warrant is exercisable until the later of (i) June 10, 2009 and (ii) the repayment in full of the applicable Amended Senior Loan (as defined below).

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CUSIP No. 76128Y 10 2
     On January 13, 2006, Schottenstein Stores Corporation notified the Company of its desire to exercise its registration rights pursuant to Section 2.1 and 2.3 of the Second Amended and Restated Registration Rights Agreement and demanded that the Company register pursuant to a shelf registration, all of the common stock issuable upon the exercise of the Senior Loan Warrants and New Term Warrants.
     On August 16, 2006, the Senior Loan was amended and restated whereby the Company (i) paid $49.5 million of the then aggregate $50.0 million outstanding balance, (ii) secured the remaining $0.5 million balance with cash collateral accounts, (iii) converted the Senior Loan into two separate loans of $0.25 million held by each of Schottenstein Stores Corporation and Cerberus, respectfully (the “Amended Senior Loans”), (iv) pledged DSW stock sufficient for the exercise of the Senior Loan Warrants, (v) obtained a release of the capital stock of DSW held by the Company used to secure the Senior Loan and (vi) changed the final maturity date of the Amended Senior Loans to the earlier of June 10, 2009 or the date that the Senior Loan Warrants held by the applicable lender are exercised.
     The descriptions of the transactions and agreements set forth in this schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits pursuant to Item 7.
     Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Schottenstein Stores Corporation and any person or entity.

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CUSIP No. 76128Y 10 2

ITEM 7.	Material to Be Filed as Exhibits
     The following exhibits are incorporated by reference and deemed filed with this schedule:
1. Form of Conversion Warrant filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed by the Company on July 11, 2005.
2. Second Amended and Restated Registration Rights Agreement filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed by the Company on July 11, 2005.
3. Amended Common Stock Warrants filed as Exhibits 4.1, 4.2 and 4.3 to the Company’s Current Report on Form 8-K filed by the Company on October 19, 2005.
4. Amended and Restated Senior Loan Agreement, dated as of August 16, 2006, among Value City Department Stores LLC, as borrower, and Schottenstein Stores Corporation, as lender. Incorporated by reference to Exhibit 10.2 to Form 8-K filed on August 22, 2006.

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CUSIP No. 76128Y 10 2
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHOTTENSTEIN STORES CORPORATION
DATED: November 15, 2007	By:	/s/ Jeffry D. Swanson
Jeffry D. Swanson, Senior Vice President